                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                          For the Month of January 2005

                        SHINHAN FINANCIAL GROUP CO., LTD.
                 (Translation of registrant's name into English)

              120, 2-Ga, Taepyung-Ro, Jung-Gu, Seoul 100-102, Korea
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                            Form 20-F   X  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes     No  X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.

SHINHAN BANK AND CHOHUNG BANK COMPLETED DEBT TO EQUITY SWAP AND ADDITIONAL LIQUIDITY SUPPORT FOR LG CARD

Upon the conclusion of the final agreement among creditor banks of LG Card, Shinhan Bank ("SHB") and Chohung Bank ("CHB"), our major bank subsidiaries, executed the debt to equity swap and liquidity support as planned. As a result of the capital injection of creditor banks, the total number of LG Card's common shares increased to 689,531,717 shares on January 28, 2005. For more details, please refer to the following summary of the transaction.

<SUMMARY OF THE TRANSACTION>

     1. SHINHAN BANK

        (1)   Amount of debt to equity swap: KRW 11 billion
        (2)   Amount of additional liquidity support: KRW14.3 billion
        (3)   Capital injection method:
                Subscribe LG Card's newly issued common stock
        (4)   Number of LG Card common shares acquired: 4,362,068 shares
        (5) Total number of LG Card common shares held by Shinhan Bank after the transaction: 27,653,529 shares
        (6)   Shinhan Bank's % ownership in LG Card after the transaction: 4.01%


     2. CHOHUNG BANK

        (1)   Amount of debt to equity swap: KRW 10 billion
        (2)   Amount of additional liquidity support: KRW 13 billion
        (3)   Capital injection method:
                Subscribe LG Card's newly issued common stock
        (4)   Number of LG Card common shares acquired: 3,965,517 shares
        (5) Total number of LG Card common shares held by Chohung Bank after the transaction: 25,074,341 shares
        (6)   Chohung Bank's % ownership in LG Card after the transaction: 3.64%

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                              SHINHAN FINANCIAL GROUP CO., LTD.


                              By  /s/ Byung Jae Cho
                                  ---------------------------------------------
                              Name:   Byung Jae Cho
                              Title:  Chief Financial Officer

Date: January 28, 2005